Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

277 Park Avenue

New York, New York 10172

October 27, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell and David Link

Re:	Ajax I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249411)

Dear Ms. Howell and Mr. Link:

We, the undersigned, as representatives of the several underwriters, hereby respectfully request that the Securities and Exchange Commission withdraw the acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness at 4:00 p.m. Eastern time on October 28, 2020, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Samy Hammad
Name: Samy Hammad
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: MD